82-01252

NESTLÉ S.A.


06017775

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

20th October 2006
SG/BDA/jms

SUPPL

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 1 management transaction as published today on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2343, mailto: bernard.daniel@nestle.com) should you have any questions.

Yours sincerely,

Bernard DANIEL
Secretary General

Encl.

dlw 10/30





Admission

Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SWX Swiss Exchange par les émetteurs cotés. La SWX décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le "Segment SWX Compatible UE" doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au segment "Compatible UE" de la SWX. C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en oeuvre dans un Etat-membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Transactions du oct 2006 au oct 2006

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **1**.

Emetteur	**Nestlé AG**
Date de la transaction	**20.10.2006** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 100 titres**. pour un montant total de **CHF 42'800.00** (soit CHF 428.00 / titre)
Catégorie du titre	Autres
ISIN	CH0012056047
Conditions du produit	Exercice de Management Stock Options

NESTLÉ S.A.

CORPORATE COMMUNICATIONS
DEPARTMENT

Registered Mail
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

Vevey, 19 October 2006
FXP/dme

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company"):

- Today's Press Release entitled

***"Nestlé 9-Month Sales: Continued Strong Organic Growth of 6.1%
Full-Year Outlook Reconfirmed"***

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (e-mail: *francois-xavier.perroud@nestle.com*) should you have any questions.

Yours sincerely,



F.X. Perroud
Vice President

Encl.

AVENUE NESTLÉ 55 CH-1800 VEVEY (SWITZERLAND) TELEPHONE +41 (0)21 924 25 23 TELEFAX +41 (0)21 922 63 34

Nestlé

PRESS RELEASE

Nestlé 9-Month Sales: Continued Strong Organic Growth of 6.1% Full-Year Outlook Reconfirmed

- **Total sales up 9.1% to CHF 72.2 billion (CHF 66.2 billion in 2005)**
- **Above-target organic growth of 6.1% (5.8% for food and beverages)**
- **Strong real internal growth of 4.6% (4.2% for food and beverages)**
- **Nestlé confident in delivering its full-year objective of 5-6% organic growth together with a constant currency EBIT margin improvement**
- **Changes at Executive Board management level reflect nutrition, health and wellness strategic priorities**

Peter Brabeck-Letmathe, Chairman and CEO of Nestlé: "Our strong growth has continued into the third quarter of 2006. We are still facing volatile raw material and energy prices, but overall, I feel comfortable in reconfirming our reaching the upper end of our long-term organic growth target of between 5 and 6%, combined with an improvement of the EBIT margin in constant currencies for the full year. We have also continued to make progress in our transformation into a nutrition, health and wellness company through our active business portfolio management and the announced changes in our top management. "

Vevey, 19 October 2006 – During the first nine months of 2006, consolidated sales of the Nestlé Group amounted to CHF 72.2 billion, an increase of 9.1% over the comparable period of 2005. Real internal growth was strong at 4.6% and pricing added another 1.5%, resulting in an organic growth of 6.1%. Foreign exchange contributed 2.8% to reported sales, while acquisitions, net of divestitures, had a minimal net effect of +0.2%.

./.

Sales by Management Responsibilities

	Jan.–Sept. 2006	Jan.–Sept. 2005	Real internal growth Jan.–Sept. 2006	Organic growth Jan.–Sept. 2006
	in CHF million		%	%
Zone Europe	19 410	18 721	+1.1	+2.1
Zone Americas	22 539	20 292	+4.0	+6.5
Zone Asia, Oceania and Africa	11 384	10 430	+5.5	+7.4
Nestlé Waters	7 535	6 858	+9.4	+8.0
Nutrition	4 312	3 823	+2.3	+6.1
Other food and beverages *	2 013	1 652	+15.9	+18.0
Total food and beverages	**67 193**	**61 776**	**+4.2**	**+5.8**
Pharma	5 004	4 420	+10.4	+11.0
Total	**72 197**	**66 196**	**+4.6**	**+6.1**

** Mainly Joint ventures managed on a worldwide basis and Nespresso*

2005 figures restated for discontinued business and for separate nutrition activity

All calculations based on non-rounded figures

In **Zone Europe**, Nescafé and Nesquik enjoyed strong growth, as did pet care and frozen food. In spite of poor weather in August, ice cream sales accelerated during the summer, reflecting the success of low-fat product launches as well as the relaunch of Mövenpick of Switzerland. Eastern Europe also enjoyed strong organic growth; the early results of CoffeeMate launches in Eastern European countries which have a strong Nescafé presence have been promising.

In **Zone Americas**, there was strong organic growth in frozen food in North America, in pet care, culinary products and ready-to-drink beverages, as well as in Nescafé and biscuits. Ice cream experienced somewhat slower organic growth than in 2005, as Dreyer's continued to focus on improving the balance between its sales growth and earnings performance. In the US, there was a strong performance in a number of areas, including frozen and chilled culinary products, particularly the Stouffer's, Lean Cuisine and Buitoni brands, as well as our products tailored to Hispanic consumers and CoffeeMate. Latin America continued to deliver organic growth comfortably above the Group average.

Zone Asia, Oceania and Africa benefited from the strength of business across many different markets in the Zone, from Africa, the Middle East and Asia. Milo once again enjoyed double-digit organic growth, Kit Kat performed well in Japan, and Maggi culinary products were particularly successful. Nescafé, milk products and pet care also showed good results.

Nestlé Waters' very good volume growth came mainly from North America and the emerging markets which continued to deliver double-digit growth. Europe experienced positive organic growth.

Nestlé Nutrition's organic growth was impacted by infant formula sales in Greater China which are continuing to recover. If China is excluded, Nestlé Nutrition achieved organic growth of 8.0%, demonstrating its good performance elsewhere in the world.

Our **Other Food and Beverage activities**, mainly Cereal Partners Worldwide, Beverage Partners Worldwide and Nespresso, achieved organic growth of 18.0%.

./.

Sales by Geographic Area

The Zones are not representative of the Group's total food, beverage and nutrition sales, as they exclude the globally-managed businesses such as Nestlé Waters, Nestlé Nutrition and Nespresso, as well as the food and beverage joint-ventures. If all of Nestlé's food, beverage and nutrition businesses are included, organic growth amounted to 3.0% in Europe on sales of CHF 25.8 billion, to 7.5% in the Americas on sales of CHF 28.3 billion and to 7.6% in Asia, Oceania and Africa on sales of CHF 13.1 billion.

Sales by Product Group

	Jan.–Sept. 2006	*Jan.–Sept 2005*	*Real internal growth Jan.–Sept 2006*	*Organic growth Jan.–Sept 2006*
	in CHF million		*%*	*%*
Beverages	19 269	17 607	+7.0	+7.9
Milk/Nutrition/Ice Cream	19 183	17 359	+3.2	+5.4
Prepared Dishes and Cooking Aids	12 642	11 846	+4.2	+5.0
Chocolate/Confectionery/Biscuits	7 734	7 301	-0.1	+1.7
PetCare	8 365	7 663	+4.3	+6.9
Pharma	5 004	4 420	+10.4	+11.0
Total	**72 197**	**66 196**	**+4.6**	**+6.1**

2005 figures restated for discontinued business

All calculations based on non-rounded figures

Among the product groups, **Beverages** achieved 7.9% organic growth. In addition to the good performance of waters, soluble coffee and powdered beverages also performed well, with Milo continuing to enjoy an outstanding performance in Asia. Nespresso continued to do exceptionally well, with double-digit organic growth.

Milk products, nutrition and ice cream achieved 5.4% organic growth. Europe now represents less than 10% of the milk products business; shelf stable milk continued to grow well in the Americas and AOA, as did CoffeeMate in the US. Ice cream sales in Europe accelerated.

Prepared dishes and cooking aids achieved 5.0% organic growth. There was a good performance from Maggi in emerging markets, though Europe was more challenging. Frozen food was also strong, particularly in North America, while chilled culinary products maintained excellent progress in the US.

Chocolate, confectionery and biscuits reported 1.7% organic growth. Chocolate, the main category, reported 2.0% organic growth. There were good performances in parts of Europe, as well as in Asia, Oceania, Africa and Latin America, but slower in the bigger markets of Western Europe.

PetCare achieved 6.9% organic growth. Europe experienced strong growth, with strategic brands such as Bakers, ONE, Gourmet and Beneful doing particularly well. Growth in North America continued to accelerate, with continued innovation around the humanization of pet food, including new natural products for dogs and restaurant-inspired recipes for cats. Market shares are up in most categories as measured by AC Nielsen.

Nestlé's **Pharma activities,** primarily Alcon, enjoyed 11.0% organic growth.

./.

Management Changes

In response to the new requirements stemming from the Group's re-orientation toward Nutrition, Health and Wellness, Nestlé has decided to create the function of **Chief Technology Officer** at Executive Board level. This function will bring together all the elements necessary to form a best-in-class and open innovation organization. Thus corporate Research and Development, Innovation Acceleration Teams, Technology Intellectual Property Management, Innovation Partnership Management, Packaging and Design, Regulatory, as well as the chairmanship of the international Nestlé Nutrition Council, will all be part of the duties of the Chief Technology Officer. **Mr. Werner Bauer**, current Head of Corporate Technical, Production and R&D, will take on this important new assignment in February 2007.

One of the lessons of the highly successful efficiency initiatives, such as *Operation EXCELLENCE 2007*, is the importance of close cooperation between Sourcing, Manufacturing and Supply Chain. Seamless interaction in the Ensuring Supply function results in higher efficiency, better customer service and fresher products on the market. Nestlé has therefore decided to integrate all of these functions into one Operations Organization at Executive Board level. It will also be responsible for Quality Management, Safety, Health and Environment, Engineering and Operations Performance, as well as for the continuation of *Operation EXCELLENCE 2007*. **Mr. José Lopez**, currently Market Head in Japan, who also has a broad background in Manufacturing and Supply Chain, will take charge of the new Operations Organization in February 2007. His appointment as Executive Vice President will be proposed to the Board of Directors.

At the end of 2006, about 80% of Nestlé's Food & Beverage Business will be managed with the *Global Business Excellence (GLOBE)* processes, data and systems. Under the strong leadership of **Mr. Chris Johnson**, the Company has, over the past six years, harmonized its best practices, implemented data standards and data management and has standardized its information systems and technology. At this advanced stage of implementation GLOBE can now gradually become one of the Group's normal activities. As a consequence, Mr. Chris Johnson will return to operational management and succeed Mr. Lopez as Head of the important Nestlé Market in Japan. The ongoing activities under GLOBE will be entrusted to Mr. Olivier Gouin, current Head of IS/IT, from January 2007. Mr. Gouin will report to Mr. Paul Polman, Group CFO under whose leadership the focus will be on better leveraging the Group's best practices and sharpening its decision support.

Outlook

The Group believes that 2006 will be the 11th consecutive year in which the Nestlé model, combining strong organic growth with sustainable margin improvement, will achieve success. Based on the performance in the first nine months of the year, the Group is confident that it will reach the upper end of its organic growth target of between 5 and 6%, as well as achieving an improvement in constant currency margins for the full year.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*

The following events are available via our websites:

www.nestle.com and www.ir.nestle.com

0830 (CET): you can follow the conference call webcast live (audio with synchronized presentation) at http://clients.world-television.com/nestle/q306/

The presentation will be available from 0730 on www.ir.nestle.com.

You can also follow the conference live via the telephone (listen only):
UK/Europe: +44 (0) 20 8974 7900 access code: 196018

The conference call will also be available as an audio archive for 30 days shortly after the event ends. Replay numbers:

UK (Toll Free):	0800 731 1729	access code: 222141
Europe & Int'l:	+44 1296 618 676	access code: 222141
US (Toll Free):	888 286 8010	access code: 2221411

1000 (CET): webcast of press conference hosted by Mr. Brabeck, Nestlé Chief Executive Officer. You can follow the webcast (audio with synchronized presentation and photographs) at http://clients.world-television.com/nestle/q306_press/. This will also be available as an audio archive.

Shortly after the press conference ends, it will be available as a podcast. Details can be found here: http://www.nestle.com/Media_Center/Media+Center.htm